EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006 and 2005

(expressed in United States dollars)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Balance Sheets

(expressed in United States dollars)

	March 31, 2006	December 31, 2005

Assets

Current assets
Cash and cash equivalents	$ 2,006,997	$ 3,423,939
Accounts receivable	20,208	40,240
Due from related party (Note 4)	65,829	131,224
Prepaid expenses and deposits	158,545	142,300
	2,251,579	3,737,703

Other	6,993	7,019
Equipment	494,986	523,090
Mineral property interests (Note 2)	859,625	859,531

	$ 3,613,183	$ 5,127,343

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 262,070	$ 427,870
Due to related parties (Note 4)	168,283	173,273
	430,353	601,143

Preference shares (Notes 3 and 4)	614,764	613,871
	1,045,117	1,215,014

Shareholders’ equity
Share capital	29,874,576	29,874,576
Preference shares (Note 3)	90,902	90,902
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	2,319,034	2,319,034
Deficit	(29,138,990)	(27,794,727)
	2,568,066	3,912,329

	$ 3,613,183	$ 5,127,343

Going concern (Note 1)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

“Joel D. Schneyer”

“William J. Witte”

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Three months ended March 31,
	2006	2005

Expenses
Amortization	$ 21,976	$ 12,235
Accretion of debt portion of preference shares	3,562	3,776
Ceramext™ process research (see Note 7)	329,869	217,137
Exploration expenses (see Note 6)	497,478	405,193
Foreign exchange (gain) / loss	(3,680)	2,963
Finance expense	11,970	10,573
Legal, accounting and audit	17,454	29,687
Management and consulting fees	14,315	6,118
Office and administration	120,276	85,609
Other consulting	28,309	--
Salaries and benefits	201,475	232,366
Shareholder communications	65,594	73,824
Travel	58,769	18,189
	1,367,367	1,097,670
Other expenses and income
Interest income	23,104	2,841
Loss for the period	(1,344,263)	(1,094,829)

Deficit, beginning of period	(27,794,727)	(22,549,562)

Deficit, end of period	$ (29,138,990)	$ (23,644,391)

Loss per share – basic and diluted	$ (0.02)	$ (0.02)

Weighted average number of common shares outstanding	65,538,099	47,158,099

Total common shares outstanding at end of period	65,538,099	47,158,099

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity
Three months ended March 31, 2006 and 2005

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2004	47,158,099	$ 22,819,677	$ 90,902	$ 2,128,708	$ (577,456)	$ (22,549,562)	$ 1,912,269
Shares issued for cash:
Private placement at Cdn$0.50	18,360,000	7,050,466	--	--	--	--	7,050,466
Stock options exercised	20,000	4,433	--	--	--	--	4,433
Stock-based compensation	--	--	--	190,326	--	--	190,326
Loss for the year	--	--	--	--	--	(5,245,165)	(5,245,165)
Balance, December 31, 2005	65,538,099	29,874,576	90,902	2,319,034	(577,456)	(27,794,727)	3,912,329
Loss for the period	--	--	--	--	--	(1,344,263)	(1,344,263)
Balance, March 31, 2006	65,538,099	$ 29,874,576	$ 90,902	$ 2,319,034	$ (577,456)	$ (29,138,990)	$ 2,568,066

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(expressed in United States dollars)

	Three months ended March 31,
	2006	2005
Cash provided by (used for):

Operations:
Loss for the period	$ (1,344,263)	$ (1,094,829)
Items not involving cash
Amortization	43,256	62,433
Accretion of debt component of preference shares	3,563	3,776
Effect of currency translation	(2,643)	(3,324)

Changes in non-cash operating working capital
Accounts receivable	20,032	(20,670)
Due to/from related parties	60,405	257,205
Prepaid expenses and deposits	(16,245)	21,175
Accounts payable and accrued liabilities	(165,800)	(19,290)
	(1,401,695)	(793,524)

Investing activities:
Mineral property acquisition costs	(94)	--
Equipment additions	(15,153)	(13,449)
	(15,247)	(13,449)

Decrease in cash and cash equivalents during the period	(1,416,942)	(806,973)
Cash and cash equivalents, beginning of period	3,423,939	1,304,994

Cash and cash equivalents, end of period	$ 2,006,997	$ 498,021

Cash and cash equivalents is comprised of:
Cash and in bank	$ 764,517	$ 481,844
Short-term money market instruments	1,242,480	16,177
	$ 2,006,997	$ 498,021

See accompanying notes to interim consolidated financial statements

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2006 and 2005

(expressed in United States dollars)

The accompanying consolidated financial statements for the interim periods ended March 31, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005.

1.

Going concern assumption

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going-concern, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  As at March 31, 2006, the Company has no source of operating cash flow and has an accumulated deficit of $29,138,990.  In addition, the Company has working capital of $1,821,226 and has capitalized $859,625 in acquisition costs related to the Rozan, Stewart, Jazz and Idaho-Maryland mineral property interests.  The Company had a loss of $1,344,263 for the period ended March 31, 2006.  Operations for the period ended March 31, 2006, have been funded primarily from net changes in working capital balances.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing.  Although there are no assurances that management’s plan will be realized, management is confident that it will be able to secure the necessary financing to continue operations into the future.

These financial statements do not reflect adjustments to the amounts of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2006 and 2005

(expressed in United States dollars)

2.

Mineral property interests

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia.  The property is contiguous to the Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period.  Cash payments to March 31, 2006, totalled $20,000.  An additional $10,000 was paid subsequent to March 31, 2006.  In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 (completed) in exploration work on the property within 2 years from the date of the agreement.  The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company may earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$70,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006. The final payment of Cdn$30,000 was made subsequent to March 31, 2006, earning the Company their 100% interest in the property.  The property is subject to a 3% net smelter returns royalty (“NSR”).  The Company has the right to purchase 2/3 of the royalty from the optionor for Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

3.

Share capital

Authorized:

Unlimited number of common shares without par value

Unlimited number of first preference shares without par value

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2006 and 2005

(expressed in United States dollars)

3.

Share capital (continued)

Preference shares:

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, March 31, 2006 and December 31, 2005	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	March 31, 2006	December 31, 2005
Balance, beginning of period	$ 613,871	$ 577,529
Accretion of debt	3,563	16,448
Foreign exchange (gain) / loss on debt	(2,670)	19,894
Balance, end of period	$ 614,764	$ 613,871

The Series A Preference shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At March 31, 2005, $158,220 in dividends payable has been accrued and is classified as due to related party.

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

Stock options:

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 6,553,810 common shares, of which 489,810 stock options are still available to be issued.  At March 31, 2006, 6,064,000 stock options are outstanding, exercisable for periods up to ten years.  Subsequent to March 31, 2006, 53,000 stock options were exercised at a price of Cdn$0.10 per share and 100,000 stock options were exercised at a price of Cdn$0.36 per share.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2006 and 2005

(expressed in United States dollars)

4.

Related party transactions and balances

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (Note 3).

Balances receivable from (f):	March 31, 2006	December 31, 2005
LMC Management Services Ltd.	$ 65,830	$ 131,224
Balances payable to (f):
Directors, officers and employees	$ 168,283	$ 173,273

Related party transactions in these interim consolidated financial statements are as follows:

(a)

Ross Guenther, a director of the Company is the developer of the Ceramext™ process.  Under the terms of the agreement, the Company has agreed to pay the following minimum advance royalty payments: $5,000 per quarter in the year ended December 2005, $10,000 per quarter in fiscal 2006; $20,000 per quarter in fiscal 2007; and $40,000 per quarter thereafter.  He is also a consultant at the Idaho-Maryland Property, and received consulting fees of 22,500.

(b)

During the three months ended March 31, 2006, $205,547 (2005 - $215,422) was paid in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(c)

Legal fees of $Nil (2005 - $25,885) were paid to a law firm of which a director, Sargent H. Berner, was an associate counsel until April 1, 2006.

(d)

Consulting fees of Cdn$9,000 (2005 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These amounts are included in the services provided in (b) above.

(e)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a director of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are described in Note 3.

(f)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 3.

5.

Comparative figures

Where necessary, comparative figures have been changed to conform to the current period’s presentation.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2006 and 2005

(expressed in United States dollars)

6.

Exploration Expenses

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ 539	$ 2,934	$ 5,875
Geological and geochemical	197,849	153,846	762,140
Land lease and taxes	30,270	32,787	130,736
Mine planning	163,925	173,312	459,984
Site activities	103,483	36,568	213,756
Stock-based compensation	--	--	17,858
Transportation	--	1,925	14,551
Incurred during the period	496,066	401,372	1,604,900
Rozan Property, British Columbia
Exploration costs
Geological and geochemical	58	314	1,625
Site activities	26	42	155
Incurred during the period	84	356	1,780
Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	--	6,425
Drilling	--	--	59,198
Geological and geochemical	1,235	1,873	3,430
Site activities	93	91	5,409
Transportation	--	--	1,061
Assistance and recoveries	--	--	(4,273)
Incurred during the period	1,328	1,964	71,250
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	--	1,501	1,862
Assistance and recoveries	--	--	(11,568)
Incurred during the period	--	1,501	(9,706)

Total Exploration Expenses	$ 497,478	$ 405,193	$ 1,668,224

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Three months ended March 31, 2006 and 2005

(expressed in United States dollars)

7.

Ceramext™  Process Research Costs

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005

Prototypes	$ 51,668	$ 43,088	$ 104,374
Ceramext™ technology royalties and amortization of license fee and bench-scale research facility	10,000	40,263	156,060
Consulting fees	4,435	--	24,784
Consumable materials	9,364	--	51,026
Engineering costs	192,514	101,513	812,923
Marketing and commercialization	4,207	--	351,000
Sample preparation	18,444	12,971	70,190
Site costs	39,237	19,302	160,393
Stock-based compensation	--	--	28,489
Transportation	--	--	10,420
Incurred during the period	$ 329,869	$ 217,137	$ 1,769,659